

November 9, 2020

Liron Carmel
Chief Executive Officer
Medigus Ltd.
Tatiana Yosef 7A Industrial Park, P.O. Box 3030
Omer, 8496500, Israel

> **Re: Medigus Ltd.**
> **Registration Statement on Form F-1**
> **Filed November 2, 2020**
> **File No. 333-249797**

Dear Mr. Carmel:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason L. Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ron Ben-Bassat, Esq.